CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Reopening of Floating Rate Senior Notes Due 2012	$1,001,705,000	$107,182.44

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT Dated January 25, 2006	Pricing Supplement No. 213 to Registration Statement No. 333-131266 Dated February 14, 2007 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F Floating Rate Senior Notes Due 2012

     We, Morgan Stanley, are offering the notes described below on a global basis. We may not redeem the Global Medium-Term Notes, Series F, Floating Rate Notes Due 2012 (the “notes”) prior to the maturity thereof. The notes offered hereby will accrue interest from January 9, 2007 and constitute a further issuance of, and will be consolidated with, the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2012 of Morgan Stanley issued on August 9, 2006, which we refer to as the “original notes,” and form a single tranche with those original notes. The notes offered hereby will have the same CUSIP and ISIN as the original notes and will trade interchangeably with the original notes. The issuance of these notes will increase the aggregate principal amount of the outstanding notes of this tranche to $2,250,000,000.

     We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

     We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	$1,000,000,000	Interest Payment	Each January 9, April 9, July
Maturity Date:	January 9, 2012	Dates:	9 and October 9, commencing
Settlement Date			April 9, 2007
(Original Issue Date):	February 20, 2007	Interest Payment	Quarterly
Interest Accrual Date:	January 9, 2007	Period:
Issue Price:	100.1705%, plus accrued	Interest Reset Dates:	Each Interest Payment Date
	interest	Interest Reset Period:	Quarterly
Specified Currency:	U.S. dollars	Interest Determination
Redemption		Dates:	The second London banking
Percentage			day prior to each Interest
at Maturity:	100%		Reset Date
Base Rate:	LIBOR Telerate	Reporting Service:	Telerate (Page 3750)
Spread (Plus or	0.25%	Business Days:	New York
Minus):		Calculation Agent:	The Bank of New York (as
Index Maturity:	Three months		successor to JPMorgan
Index Currency:	U.S. dollars		Chase Bank, N.A.)
Initial Interest Rate:	As determined by the	Minimum
	Calculation Agent based on	Denominations:	$100,000 and integral
	the Base Rate on the second		multiples of $1,000 in excess
	London banking day prior to		thereof
	the Interest Accrual Date plus	CUSIP:	61746BCX2
	0.25%	ISIN:	US61746BCX29
		Other Provisions:	None

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

ABN AMRO INCORPORATED	CALYON SECURITIES (USA)

Supplemental Information Concerning Plan of Distribution

     On February 14, 2007, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.8205%, plus accrued interest from the interest accrual date, which we refer to as the “purchase price”. The purchase price equals the stated issue price of 100.1705%, plus accrued interest from the interest accrual date, less a combined management and underwriting commission of 0.35% of the principal amount of the notes.

Name	Principal Amount of Floating Rate Notes

Morgan Stanley & Co. Incorporated	$980,000,000
ABN AMRO Incorporated	10,000,000
Calyon Securities (USA) Inc.	10,000,000

Total	$1,000,000,000

     With respect to notes to be offered or sold in the United Kingdom, each manager agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

     Each manager agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

     Furthermore, each manager agrees that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

United States Federal Income Taxation

     The notes will be treated as variable rate debt instruments for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders- Notes-Floating Rate Notes.”

     If you are a non-U.S. investor, please refer to the section of the accompanying prospectus supplement called “United States Federal Taxation- Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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